上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

[redacted]

20th January, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. An announcement dated 19th January, 2004 in respect of the change of directorship of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post 20th January, 2004

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Announcement

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that due to change of job duties within our parent company, Mr. Chen Wei Shu, our Vice Chairman, and Messrs. Li Wei Da, Zhou Jie and Huang Yan Zheng, the Directors, resigned as Directors of the Company with effect from 19th January, 2004. On the same date, Messrs. Ding Zhong De and Lu Shen were appointed as Executive Directors of the Company. The Board would like to express its gratitude to the resigning Directors for their valuable contributions to the Company in the past.

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 19th January, 2004